SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

☒	Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004

☐	Transition Report Pursuant to Section 15 (d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File Number 33-88594 and 33-39671

KYOCERA RETIREMENT SAVINGS

AND

STOCK BONUS PLAN

8611 Balboa Avenue

San Diego, California 92123

(Full title and address of the Plan)

KYOCERA CORPORATION

6 Takeda Tobadono-Cho

Fushimi-Ku

KYOTO, JAPAN 612-8501

(Name and address of the Issuer)

Kyocera Retirement Savings and

Stock Bonus Plan

Financial Statements and Supplemental Schedule

December 31, 2004 and 2003

Kyocera Retirement Savings and Stock Bonus Plan

Index

December 31, 2004 and 2003

Note:	Other schedules required by 29 CFR 2520,103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act (“ERISA”) of 1974 have been omitted because they are not applicable.

Mayer Hoffman McCann P.C.
An Independent CPA Firm
10616 Scripps Summit Court San Diego, California 92131 858-795-2000 ph 858-795-2001 fx www.mhm-pc.com

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator

Kyocera Retirement Savings and Stock Bonus Plan

San Diego, California

We have audited the accompanying statement of net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan (“the Plan”) as of December 31, 2004, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Kyocera Retirement Savings and Stock Bonus Plan as of and for the year ended December 31, 2003 were audited by Nation Smith Hermes Diamond, whose practice has been combined with our firm, and whose report dated July 12, 2004, issued an unqualified opinion.

We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Kyocera Retirement Savings and Stock Bonus Plan as of December 31, 2004, and the changes in net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the financial statements taken as a whole. The supplemental schedule on page 10 of the Kyocera Retirement Savings and Stock Bonus Plan is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations of Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financials statements taken as a whole.

/s/ Mayer Hoffman McCann P.C.

San Diego, California

December 21, 2005

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Net Assets Available for Benefits

December 31, 2004 and 2003

	2004	2003
Assets
Cash equivalents	$417,814	$564,177
Investments, at fair value (Note 3)	24,418,318	21,724,210
Invesco Stable Value Fund	18,463,807	15,665,203
Kyocera ADR Stock Fund	57,221,247	41,070,406
Equity Funds	5,060,630	4,331,812

Participant loans	105,581,816	83,355,808
Total investments

Receivables
Participant contributions	315,672	64,558
Employer contributions	79,273	14,098
Interest receivable	1,171	330

Net assets available for benefits	$105,977,932	$83,434,794

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2004 and 2003

	2004	2003
Additions
Contributions
Participants	$15,723,139	$14,232,931
Employer	3,347,446	3,016,819
Net appreciation in fair value of investments	8,835,857	10,356,154
Dividends	124,463	110,336
Interest	1,018,724	1,165,325

Total additions	29,049,629	28,881,565

Deductions
Benefit payments	6,506,491	6,137,742

Total deductions	6,506,491	6,137,742

Net increase	22,543,138	22,743,823

Net assets available for benefits
Beginning of year	83,434,794	60,690,971

End of year	$105,977,932	$83,434,794

The accompanying notes are an integral part of these financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

1.	Description of Plan

The following description of the Kyocera Retirement Savings and Stock Bonus Plan (the “Plan”) is provided for general information purposes only. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

General

The Plan is a defined contribution plan covering employees of Kyocera International, Inc. and subsidiaries (the “Company”) who have either 90 consecutive days or 1,000 hours of service, and are at least 21 years of age. Starting April 1, 2005, the service requirement was removed.

Plan Administration

Union Bank, the executor, custodian, and trustee of the Plan’s assets, maintains and invests Plan assets on behalf of the Plan. The investments and changes therein have been reported to the Plan by Union Bank using current market values for all assets and liabilities of the Plan. The Plan’s recordkeeper is Mitchell Benefit Services, Inc.

Contributions

Employees may contribute from 1 percent to 25 percent of pre-tax annual compensation, as defined by the Plan, subject to an annual limitation as provided in IRS Code Section 415(d). The Company may make discretionary contributions in such amounts as may be determined by the Company’s Board of Directors each plan year. The Company made matching contributions of 50 percent of participant contributions to all investment choices up to 5 percent of the participant compensation in 2004 and 2003.

Employee rollover contributions made in 2004 were approximately $1,045,000 which is included in participant contributions in the accompanying Statements of Changes in Net Assets Available for Benefits.

Participant Accounts

Each participant’s account is credited with (a) the participant’s contribution, (b) the Company’s contribution, and (c) an allocation of the Plan’s investment income or losses. Allocations of investment income or losses within each fund are based on account balances, as defined in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Participants are immediately vested in their own contributions and earnings thereon. Company matching contributions are vested as follows:

Years of Service	% Vested
Less than 1 year	0%
1 year but less than 2 years	20%
2 years but less than 3 years	40%
3 years but less than 4 years	60%
4 years but less than 5 years	80%
5 years or more	100%

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Participant Loans

The Plan provides that participants may obtain loans from their participant account. The minimum loan amount is $1,000 and the maximum is 50 percent of their account balance up to $50,000. The term of the loan is not to exceed 20 years for mortgage loans or five years for nonmortgage loans. The loans are collateralized by the balance in the participant’s account. The interest rate charged on loans made prior to November 1989 was the GIC fund interest rate at the time of the loan plus 3 percent. The interest rate charged on loans made after November 1989 bear interest at a rate commensurate with local prevailing rates as determined quarterly by the Plan administrator. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

The payment of benefits can be made upon service or disability retirement, termination of the Plan, death, termination of employment or financial hardship. Benefits to which participants are entitled are limited to the vested amount accumulated in each participant’s account. Upon termination, the participant or beneficiary will receive a lump-sum distribution in an amount equal to his or her account.

Distributions from the Plan are based on vested account values as of the earliest valuation date following a participant’s separation from service date. Normal withdrawals can be made after age 59 1/2. Withdrawals before age 59 1/2 can be made for reasons of disability, termination of employment, severe financial hardship or in the event of the employee’s death. Withdrawals other than normal withdrawals are subject to excise taxes, as defined by IRS regulations.

Forfeited Accounts

Forfeited, nonvested account balances are used to reimburse Plan expenses and reduce the Company’s contribution. Forfeited, nonvested accounts totaled $141,500 in 2004.

In 2004 employer contributions were reduced by approximately $170,000 from forfeited accounts. Unallocated forfeitures as of December 31, 2004 were approximately $77,300.

Investments

Upon enrollment in the Plan, a participant may direct employee contributions to any of the investment options listed below in 1 percent increments. The investment options offered by the Plan are as follows, as described by the Plan administrator:

Kyocera ADR Stock Fund - Contributions to the Kyocera American Depository Receipts (“ADR”) Stock Fund are invested in ADR’s of Kyocera International, Inc.’s parent company, Kyocera Corporation.

Invesco Stable Value Fund - The Invesco Stable Value Fund invests in a diversified portfolio of investment contracts with insurance companies, banks and other financial institutions. Its primary objective is to preserve principal while seeking a high level of current income.

Dodge & Cox Balanced Fund - The Dodge & Cox Balanced Fund invests in a diversified portfolio of stocks and bonds. Its objective is to provide regular income, conservation of principal and an opportunity for long-term growth of principal and income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

State Street Global Advisors S&P 500 Index Fund - The State Street Global Advisors (“SSGA”) S&P 500 Index Fund invests in a broad diversification across the equity markets. Its objective is to provide income and growth equal to or greater than the Standard & Poor’s 500 stock index.

SAFECO Equity Fund - The SAFECO Equity Fund invests primarily in common stocks of larger companies selected for growth and/or dividend potential. Its objective is to seek long-term growth of capital and current income. As of December 3, 2004, funds invested in SAFECO were transferred to the Davis New York Venture fund as the result of a reorganization within SAFECO.

Davis New York Venture Fund - The Davis New York Venture Fund invests primarily in stocks of well-managed growth companies. Its objective is to have consistent capital appreciation over the long-term.

Enterprise Group Growth Portfolio - The Enterprise Group Growth Portfolio invests in common stocks of large companies based strictly on the potential for growth. Its objective is capital appreciation over the long-term.

State Street Research Equity Income Fund - The State Street Research Equity Income Fund invests in a diversified portfolio of common stocks and bonds of mid-sized companies. Its objective is primarily for current income and secondarily for long-term growth of capital. Effective February 7, 2005, investments will be transferred to Goldman Sachs Mid Cap Value A Fund as the State Street fund was merged into the Black Rock Mid Cap Value A Fund.

Baron Asset Fund - The Baron Asset Fund invests in smaller companies that have potential for growth. Its objective is capital appreciation.

American Funds EuroPacific Growth Fund - The EuroPacific Growth Fund invests in stocks of non-U.S. companies which appear to offer above-average growth potential. Its objective is long-term growth of capital.

Money Market Fund - This fund temporarily holds contributions prior to allocation to the respective funds. Funds are invested in U.S. Government securities, certificates of deposit, banker’s acceptances, commercial paper, corporate master notes, and other appropriate money market investments.

In addition to the investment options noted above, the participants may invest in four Pooled Investment Choices (“PIC”) which consist of a specific investment mix of the equity investment funds noted above. The State Street Global Advisory S&P 500 Index Fund is not included in the investment mix of the PIC. Each PIC is based on an investment strategy predetermined by the Plan Administrator, as follows:

Long-Term Growth – This option is aimed at capital appreciation through long-term growth in stock value.

Growth Income – This option emphasizes growth in stock values but also expects current income.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Current Income – This option strives for growth with little risk through investments mostly in conservative mutual funds and fixed income securities.

Preservation of Capital – This option seeks to achieve low risk with a conservative return on investments.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. Upon termination, the entire adjusted amount of each participant’s account value, including that portion attributable to the Company’s matching contributions which would not otherwise be vested, becomes fully vested.

Risks and Uncertainties

The Plan provides for various investment options in any combination of stocks, bonds and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statements of Assets Available for Benefits and the Statements of Changes in Net Assets Available for Benefits.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The Plan uses the accrual basis of accounting and the financial statements are prepared in accordance with accounting principles generally accepted in the United States of America.

Valuation of Investments

Investments, other than participant loans, are recorded at fair value. The Kyocera ADR Stock Fund is valued at its quoted market price on the last business day of the year. Participant loans are valued at cost, which approximates fair value.

Interest income is earned on an accrual basis and dividend income is recorded on the ex-dividend date.

The Plan presents in the Statements of Changes in Net Assets Available for Benefits the net appreciation in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Administrative expenses are paid directly by the Company and are not reflected in the accompanying financial statements.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from estimates.

3.	Investments

The following are individual investments that represent 5 percent or more of the Plan’s net assets available for benefits as of December 31:

Investments recorded at fair value	2004	2003
Invesco Stable Value Fund	$24,418,318	$21,724,210
Kyocera ADR Stock Fund	$18,463,807	$15,665,203
Davis New York Venture Fund	$12,902,020	$6,125,271
Dodge & Cox Balanced Fund	$11,437,123	$7,955,050
American Funds EuroPacific Growth Fund	$8,661,776	$6,176,503
State Street Global Advisors S&P 500 Index Fund	$6,921,590	$5,028,541
State Street Research Equity Income Fund	$6,888,200	$4,214,892
Baron Asset Fund	$5,360,971	$0
Participant loans	*	$4,331,812

*	Investment balance is less than 5% of the Plan’s net assets available for benefits.

Net Appreciation in Fair Value of Investments

During 2004 the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $8,835,857 as follows:

Kyocera ADR Stock Fund	$2,474,127
Equity Funds	6,361,730

4.	Tax Status

The Plan obtained its latest determination letter on August 18, 2003 in which the Internal Revenue Service stated that the Plan was in compliance with the applicable requirements of the Internal Revenue Code (“IRC”). The Plan has been amended since receiving the determination letter. The Plan Administrative Committee believes that the requirements under section 401 of the IRC have been adhered to and, accordingly, no taxes have been provided for in the accompanying financial statements.

5.	Related Party and Party-in-Interest Transactions

Certain expenses of the Plan are paid for by the Company. The Company is the sponsor of the Plan and, therefore, these transactions qualify as party-in-interest. The most significant of these costs paid by the Company are the salaries for the employees responsible for Plan administration. These expenses were not material for 2004 and 2003.

Kyocera Retirement Savings and Stock Bonus Plan

Notes to Financial Statements

Years Ended December 31, 2004 and 2003

Plan investments include Kyocera Corporation common stock which is invested in the stock of the Company’s parent. The Company is the Plan sponsor and, therefore, these transactions qualify as party-in-interest transactions as defined by ERISA.

Certain Plan investments include shares of money market funds managed by Union Bank. Union Bank is the trustee, as defined by the Plan, and therefore, these transactions qualify as party-in-interest.

6.	Pending Distributions

There were no Plan assets allocated to participants who had elected to withdraw from the Plan as of December 31, 2004.

7.	Reconciliation of the Financial Statements to Form 5500

Net assets available for benefits, as reported in the financial statements, are consistent with the amount reported in the Form 5500.

Kyocera Retirement Savings and Stock Bonus Plan

Schedule I: Schedule of Assets Held for Investment Purposes**

Years Ended December 31, 2004 and 2003

EIN: 94-1695243 Plan #002

(a)	(b) Identity of Issuer, Borrower, Lessor or Similar Party	(c) Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	(d) Cost	(e) Current Value
	Invesco	Invesco Stable Value Fund	$0	$4,418,318
	* Kyocera Corp.	Kyocera ADR Stock Fund	0	18,463,807
	Davis	Davis New York Venture Fund	0	12,902,020
	Dodge & Cox	Dodge & Cox Balanced Fund	0	11,437,123
	American Funds	American Funds EuroPacific Growth Fund	0	8,661,776
	State Street	State Street Global Advisors S&P 500 Index Fund	0	6,921,590
	State Street	State Street Research Equity Income Fund	0	6,888,200
	Baron	Baron Asset Fund	0	5,360,971
	Enterprise	Enterprise Group Funds Inc.	0	5,049,567
	* Union Bank	Money Market Fund (Highmark)	0	417,814
	* Participant loans	Loans (interest rates and maturity dates range from 5.25% to 12% and January 2005 to November 2024, respectively)	0	5,060,630

			$0	$105,581,816

*	Indicates party-in-interest to the Plan.
**	Under ERISA, an asset held for investment purposes is any asset held by the Plan on the last day of the Plan’s fiscal year or acquired at any time during the Plan’s fiscal year and disposed of at any time before the last day of the Plan’s fiscal year, with certain exceptions.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Kyocera Retirement Savings and Stock Bonus Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized, in the City of San Diego, State of California, on January 23, 2005.

KYOCERA RETIREMENT SAVINGS AND STOCK BONUS PLAN

By:	KYOCERA INTERNATIONAL, INC.

By:	/s/ William Edwards
William Edwards, Treasurer

INDEX OF EXHIBITS

No.	Description	Sequentially Numbered Page
23	Consent of Nation Smith Hermes Diamond	Filed herewith